Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2010

Fixed charges
Interest expense	$17,729	$20,082	$21,378	$21,808	$25,416	$12,168

Earnings
Income (loss) before income taxes	3,246	2,802	(195)	243	(4,484)	32
Add: Interest expense	17,729	20,082	21,378	21,808	25,416	12,168
Total earnings	$20,975	$22,884	$21,183	$22,051	$20,932	$12,200

Ratio of earnings to fixed charges	1.2	1.1	1.0	1.0	0.8	1.0